Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Oppenheimer 24th Annual Technology, Internet & Communications Conference

Romil Bahl, KORE Wireless President and CEO, Presentation Transcript

August 11, 2021

Timothy Horan: Good afternoon, everybody. Tim Horan back again, our cloud communications analyst here at Oppenheimer are very happy to have KORE wireless presenting here, both the CEO and CFO Romil Bahl and Puneet Pamnani at KORE is coming public through a spat, and one of the only company I’ve seen that’s kind of been able to kind of crack the code here on on the whole IoT market and provide really great services. But we’re going to get through this a lot more detail. But thanks so much for joining us, guys. Oh, Robert, can we maybe just talk about you are in the process here with serverless? And the whole spec process?

Romil Bahl: Yeah, no, absolutely. To look, first of all, thanks for having us, of course, always a pleasure to talk to you. Seems like a long time ago, you and I had our first fireside chat, but it was only it was only four months ago. And, and a lot has happened since then we’ve had several rounds with the SEC, which is most of your viewers here will recognize is a little inundated with a number of dope public attempts that they’re dealing with, but they’ve been fantastic with us. You know, we’ve been through three rounds, they started out with 30. Some comments, and this last round was only one and we just hit send on that yesterday. So we look we expect to be active, not good, maybe even this week, certainly next week. And then the obligatory sort of three week run up to a shareholder vote, which we’re close in terms of, you know, September, going public, which was, by the way, what we always said, right, we said q3. This is a bit of the overview of the transaction here, folks can kind of look at, you know, the definitive agreement was signed March 12. But we expected to close somewhere in q3, I think it’s worthwhile to point out that through this back process, we’re getting to accomplish all the important goals we had, which was really to be a public company, right? We weren’t called looking for us back until servers showed up a very credible spec partner showed up, I’m not sure where we would have gone back, right. But we have high recurring revenues, we have all of these great characteristics of a public company. And we’re using every dollar we’re raising through both the initial investment in this back and the pipe to basically pay down debt from effectively nine or nine and a half turns to effectively about 1.7 pro forma, which gives us a lot of financial flexibility and public currency to really add inorganic activity to what has been a very successful transformation here at KORE. So there you go. That’s where we are.

Timothy Horan: And congratulations, and good luck. So while we look forward to having you publicly traded urine in September, and yeah, these are great details. I’m just reading through them. But again, myself, even though I’ve kind of read through them in the past on good stuff. And so the final bottleneck really is the shareholder vote and you know, I guess, how are you feeling about that?

Romil Bahl: You know, not really feeling bad. I mean, look, I mean, I think, understand the dynamics of play with the spec investors that like to redeem, get their words, move to the next opportunity. And undoubtedly, we will have some of that behavior equally though, we, we had a very successful pipe, we actually upsized our pipe from a plan 150 to 225. Because we were over 2x, we’re subscribed. So we have extra liquidity there. We can withstand a lot of redemptions before we even hit up against our minimum cash condition. And even better yet, and what completely sorted the risks, as you know, and helps me sleep at night is that we bought a little insurance policy, a little facility that we can draw into If required, but we’re hoping not to draw into it at all hoping it’s just that an insurance policy but we feel fairly confident.

Timothy Horan: For the wind, everyone wants the stock symbol.

Romil Bahl: So it’s Sue tactic, a CTAC on the New York Stock Exchange and will hopefully be killari soon.

Timothy Horan: Okay, we’ll see tacked on there and actually have the K warrior two into the patient, as I comment comment every every morning to the check, and any other thinking what the rationale was to go public or you know, the benefits there?

Romil Bahl: No, absolutely. Tim look. As I said this to us, all of this has been about going public and the first time we ever talked about going public as a as a sort of viable strategic alternative for us. You know, we’re private equity on today, but our every board members, they do a great job of bringing in a banker once a year to just, you know, review the competitive landscape, look at things just good governance. And it was my, one of my first board meetings back in May of 2018. So that little three years ago, when the banker question and actually after studying us for four weeks, but the other market said, look at your, you know, leadership team, a lot of public company experience across our leadership team and put it myself, but also our ch our role to our CTO, you know, we’ve been public company guys before. This has these great revenue visibility characteristics, the 91% recurring revenue last year, because nine to 10, or 15 years of explosion of the connected planet, if you will, you know, we are expecting going from about 12 billion connected devices at the end of 2020, to 75 billion connected devices and 2030 IoT, and we enable, you know, all of that, and, you know, sort of stick your head in and get into that you’re sure that flow is the name of the game. But we also have the active design for being 100%, I think, connectivity business to being a connectivity solutions, business, taking on much more revenue levers, but importantly, solving a very important problem for the customer, which is to simplify the complexities of adopting IoT. And so, you know, you look at all those practices to being a public company, and you say, you know, this is something we will look at in the next couple of years as our transformation continues. And as I said, SeaTac showed up, they said, they were looking at over 100 assets, we said, okay, we’ll get on one root ball. And next thing we knew we were one of five or six, they diligence, and we had the exclusive, you know, at the end of the early this year, so So here we are, but to me, the big benefits of going public are the delivering of already. That’s massive, right getting getting down to 1.7 turns in the appendix of our investor deck, which is on our website, there’s a whole video pipe video out there as well, for those of you interested is very big, the visibility, you know, that that that is happening as we’re going public, and people are hearing about what what I call the best kept secret and IoT, you know, KORE is really, really important. And I think the third element I would point to is just our excitement about servers and the quality of the board advisors included their external advisors, not just servers, people that they got involved into this franchise of specs that they want to create, we happen to be the first Tim, Donnie, who is the CEO of this back, you guys probably all know, Tim, I mean, he was, you know, McCall and then CEO of Nextel and exec chairman of Sprint Nextel, have in the past forgotten more about telco than I’ve learned these last three or four years and, and just on from there, so that the current activity and networking they will bring to us is also something we’re very excited about as we go.

Timothy Horan: And how involved will Tim be, you know, after you’ve come public.

Romil Bahl: So on my specific request, Tim agreed to be chairman for at least a year or two. He’s got a lot on his plate that he’s trying to slow down and which is hard for a guy like, but I remember very early in this process, I said Ted just in case we are coming out, you’re gonna you’re gonna hang with us for a while, right? And he’s awfully gracious he came on after they selected us. And he said, I you I remember, you asked me to stay and don’t worry, I will. And so look, as long as he gives us will be goodness. And over time, we will build a you know, world class board of directors.

Timothy Horan: Yeah, you know, obviously, He’s a legend in the industry, in a lot of ways, and a great guy, you know, I’d love to work for him someday. And myself and just hanging out with him quite a bit. I’ve learned an awful lot. And he’s been, he also obviously a very, very good investor and timing and a lot of ways and different things. So congratulations, and good luck, beyond. So can we just sit back and just talk about, you know, what your products and services are? And you know, how you’re differentiated in the market? I know, you’ve talked about before, but just for, you know, people who just story?

Romil Bahl: No, I look, I think it’s really important to now point to a couple of slides here as we go. But, you know, first and foremost, I’ll just say that back to what I was saying, it’s been so complicated to implement an end to end solution for our customers, you know, are sort of being asked by the industry at large to put all the Lego bricks together themselves, when the solutions come up, conductivity, device module, band antenna, you know, and all this terminology and different kinds of just within the cellular, all these different kinds of, you know, networks, then you go satellite, you go unlicensed cellular like Laura, you know, you go into the short range. I mean, it’s just a it’s hard for us being in a business to stay on top of every moving piece, but that’s our business, right? And that’s what we do. We orchestrate across all of that, to make it simple for customers to adopt IoT. And so what we’re now saying and what I call KORE three Dotto, this this era that we’re in now, of KORE, which by the way is almost two decades old as a company is Kinect Buddy solutions analytics, right? So we were 100% IoT connectivity business, when I took over last year, that actually went down to just a little under three quarters of the business, the Kas business, the connectivity as a service business. And our newer IoT solutions services are over 25%. And by the way, that mix will continue to shift because our solutions business is growing will grow faster than conductivity. So we’re in a more holistic deploy manage scale enablement world, the beauty of an investment and KORE the beauty of the sort of diverse or diversified strategy that we’ve adopted is, we’re not trying to be the best MDM solution provider in any one single space, right, I’m not trying to be the next best remote patient monitoring guy, or within that the next best, continuous glucose monitoring there for diabetes, I want to enable all of those providers, or as many of them as we can speak, where some of them will be very successful will grow. So it’s not very different from the older, you know, provide the pickaxes and the tools and the Levi’s jeans to the 40. Niners you know, don’t don’t worry about picking the winners or the seams. So that’s at a level our transformation from connectivity to connectivity solutions analytics. Now let’s make that just a little bit real. This is a fun little page to look at, I want to spend time on it. But for those interested investors, the big challenges that make it very complicated are on the left. And then our approach to IoT in a box as we call it a one stop shop, strategy designed security and from the beginning all the way through those steps. And we provide now services across steps three to seven, rather holistically with a few partners in some cases. But this is the money slide read the slide you really, I think talk about which is what are your services. So as I said, IoT connectivity for us is now down to just under three quarters of the business, probably well, in our base case that we put out, and that we’re asking to be underwritten to the $440 million in 2025. They’re putting it sort of allows us to put out there that I think is a hopefully a conservative number, you know, the mix will change even as we get to there to sort of 6040 my personal suspicion is the mix of dollar 5050. And more. And we will be closer to our upside case, which is voted $4 billion over the same time period, which of course, includes inorganic activity, right. So m&a activity in that upside case, specifically, within IoT connectivity, you see our bread and butter connectivity as a service business, we’ve done this for, as I say, about 18 years now, this is the multi multi multi offer, right? This is, as it says there multiple devices, multiple technologies, multiple locations, and countries in the world, multiple protocols, right, you need satellite, when you’re on water, you need cellular when you’re on land, because you’re tracing a cold chain, container, whatever it is, we will bring all of that to bear, we bring it to one platform, every time we put a sim out there, we start charging, it’s a usage model, it’s no different from Twilio, or you know anybody like that. And we basically grow our revenue as our customers grow their devices, and grow their usage of bandwidth. And the beauty of the model and the stickiness in the model. And all that revenue visibility that I talked about comes from the fact that once you put a sim out there, it is so expensive to extract that Sim, that basically for the lifetime of that device, we’re going to get revenue, which is why, you know, revenue was for 710 years, once you put a sim out there. And by the way, that’s getting longer getting 12 and 15 years, battery power gets a lot better, etc. to that original bread and butter service, we’ve added a ton of conductivity enablement services, including private networking now, which we’re very excited about. As a, this is where we enable customers to take control of their networks and use our technology, our differentiated platform, our modular KORE one platform engines that we’ve spent over $30 million of investment in over the last three years. So that set of services we’ve added into connectivity without an ECM a lot of excitement there. And then of course, the newer services around Device Management and some SAS tools around security location based services location is now inherent to every use case, more or less in IoT. And so you know, a much fuller, much more robust set of services and sort of a product catalog if you will. And and and, you know, rounding out as our customers advise us on what they like to see. But but a much richer than just a pure productivity business again, when when I started.

Timothy Horan: So really, you’re creating a platform for IoT. And is anyone else out there close to you know, the stage that you’re at and development of this platform?

Romil Bahl: So look, so, you know, the term platform can get a little confusing, right? And if you think about it just narrowly on the technology platform type basis, there’s, you know, there’s quite a few, there’s several 100, you know, people that would claim an IoT platform. But I think the way you’re talking about Tim is, is brilliant, because you’re talking about it much more holistically Archer, you’re saying, it’s a platform to enable the Internet of Things to enable 10s of 1000s of use cases, some that we don’t even know, you know, yet because they’ll only come when when 5g happens and the innovation around that starts. I mean, just like with 4g, right, suddenly, there was Uber and there was Airbnb, and all these things that just didn’t exist before. With 5g, there’ll be an order of magnitude more use cases coming. But equally, you know, in that platform, I consider our 3600 customers part of that growth platform that we’ve got, right, because less than 200 of them bought multiple services from the meeting, something from above the line here and something from below the line here, as we cross sell into that base, I mean, we literally don’t have a lot of new customer business in our in our base case that we’ve put out, because effectively, our existing customers growing at 20% can hit the these numbers that we’re putting out in, in 2025.

Timothy Horan: So you know, I think platforms that work together make it pretty simple for people to tie into right down the vein of new products, and you kind of want to also work on as many networks as you possibly can, I think, you know, and to be the neutral middleman for both, and kind of get that viral growth kind of going from is there. Yeah, so I guess you enable both of those things. Yeah.

Romil Bahl: So look great. Yeah. So let me say that, you know, that use Twilio his name already. So I’ll just stick with them. You know, when they started, they started with an asset that was really around text, SMS type services, right? And they have, you know, a gold theme or two and two factor authentication and all these trends really helped them. The way I think of how KORE is starting is we’re starting with an IoT connectivity asset. That’s what KORE two Dotto was about right so KORE one Dotto, when we started, we were front end m two M IoT provider for basically Rogers and at&t in North America, only those two carriers. KORE two Dotto was when our private equity owners got involved and really invested in about a half dozen different acquisitions that, you know, came with a bit of pain, like acquisitions and integrations always do, but built us this asset with these 44 carrier integration. By the way, if we hadn’t done it inorganically had taken some of that pain, we would never have gotten there, right? Because a couple of years and a couple of million bucks per carrier. That’s if the carrier lets you in, you know, with the deep API integration into their OSS BSS stack. So that acid, we’ve now added several satellite providers, and we’re talking to others, we’ve added the ability to bring in an unlicensed, like Laura, all to the same platform, massively simplifying the customer’s experience. And importantly, the global deployments that will the next decade is about the last decade was a lot about how does this work? What does it mean to me, you know, IoT, get a tiny little regional proof of concept, a prototype, by the way, even in that we stumbled around and failed a lot. Now, we figured it out. We’re accelerating in our adoption, global deployments are going to become real. And so this next decade, I think we are set up really well for, as you said, to provide that, that that true enablement platform for those that want to adopt IoT.

Timothy Horan: Sure, I mean, this is this is really, really impressive. So, you know, 44, carriers, sorry, remind me, how many customers do you have?

Romil Bahl: We have 3600 customers in total. And as the last line on this page says, over 3400 of them are connectivity, only customers. And so we need to sell them the solution stuff. That’s the process of opportunity.

Timothy Horan: So, you know, Twilio, everyone was kind of skeptical when they first came public, and they’ve kind of grown, you know, 60% per year here. Yeah, it’s, it’s unbelievable. No one even knew that we needed the servers. Right. But the use cases just exploded. I mean, we’ve always thought at this about IoT for the last decade, right, that this thinking really viral explosive growth, that there’s like millions of use cases out there. Where do you think we are in the new use cases and adoption? You know, maybe bought from a number of devices, but you know, just also revenue perspective and a value add perspective, productivity improvement perspective?

Romil Bahl: Now, that’s a fantastic question. And I’ll point out a couple of things. I mean, there’s a nice case study in here and we expand that into all connected health and that these are the five focus sectors we have and by the way, connected health is now our largest industry sector. In fact, speaking to you from our hotel room in Las Vegas, where the big hims conferences on and you know, it’s such an important sector for So, we are certainly here. So, so look so but here’s the pages I’ll use to really answer the question. So the decade of learning our way through what it means, and companies like us taking advantage of positioning, this very holistic one stop shop offer, you know, are sort of behind this right. And so the future, you know, 80 90%, kegger, nothing to sneeze at between 2020 and 2025. The 50% kegger, from 2025 to 2030, is sort of 5g power, right. And by the way, this is realistic, right, this is, I’m not jumping up and down hyping 5g today, frankly, 5g has a couple of years to go before it’s going to be really mature for IoT to where we would advise our customers to start to put their use cases on it, right. And yet, it’s very exciting because it is it is coming. Now looking at how that manifests itself, that $7 trillion of IoT market manifests itself with, well, in total 91 billion connected devices, but of that 75 were IoT, very market changing the shift in the mix, you ended 2020 with about 20 to 22 billion total devices, 10 of which were consumer rights, smartphones and computers 12 were IoT. Well, we all know smartphones and everything, there’s only sort of 678 billion people in the world, that’s the you know, they’re only gonna buy so many phones, right? So that’s slowing down. And yet IoT is absolutely exploding. And to them linked to the question you asked, how does this work, what what technologies etc. I love this chart. Because this this is our life. We studied every analyst, we look at all of the data that they’re putting out there, we triage across it. And this is how we’re placing our bets, right? So yes, short range will continue to grow. But again, look at the changes mix short ranges, the majority of IoT use cases, when we were putting them only regionally or using a Wi Fi or ZigBee, or whatever, just to just to test. Well, in the future, you can’t, you can’t put use cases out there dependent on Wi Fi, my dad’s pacemaker in his heart, I’m not going to put that on Wi Fi, the power goes in, it doesn’t work, or he has to reboot it or something, I need an always on technology, I need cellular, right. And so that’s where the world is going. The long range technologies up at the top of this thing are exploding. And those same services you saw on our one of our earlier charts, if you overlay those services across these connectivity protocols from 4g 5g all the way down through unlicensed satellite to the short range. Here’s how our services work, right, our solutions type stuff, the managed services and analytics applies to all 75 billion devices, really. And then our bread and butter Cass business that grew up in cetera. But now it’s more than cellular and satellite and everything else. And of course, our newer conductivity enablement services, these apply to where people pay for connectivity, you know, per usage per megabyte, right? And the things that are powering these, the three sort of deterministic things powering this very exciting decade ahead, our ECM, right? apples been pushing it, the government’s pushing it right to make sure consumers have choice. Well, our customers are going to benefit greatly on the IoT side from ECM. And we can talk more about that if you’d like this notion of low power wide area and just you know, the going into the massive IoT part of 5g and of course, as 5g itself, it’s it’s just an exciting time and, and we’ve got tailwinds as far as the eye can see, 1015 years. I mean, you know, you sort of tell me when it stops, but I have a feeling everything in the world will be connected in our lifetime.

Timothy Horan: Or probably two connections. So can you talk about the different foods of the short range versus the long range? And it’s a very good way to kind of characterize it?

Romil Bahl: Yeah, no, look, I mean, I think the the, the, the ARPU conversation, average revenue per unit conversation really applies, again, where people pay for conductivity, which is sort of above the line in the long range, right? In the shorter range stuff, it’s, well, there may be some right? Wi Fi fee, you’re paying or something right, but it’s, you’re not paying, you’re not paying per usage rate as as you watch a movie or download something in your home office as an example. And so that’s why I say our true Kaz and CS services really apply above now. ARPU is in general, like all technology has had sort of a drift downwards on a per megabyte basis. But there’s a monumental shift that’s been happening these last couple of years. As the older analog 2g type networks and even 3g networks are really moving to what the industry calls the Long Term Evolution LTE. 4g was the first generation in LTE 5g is the next thing that next generation of LTE 60 will come. The good news for all of us is that the backward come compatibility issues, once you’re in Long Term Evolution land, become, I mean, it just becomes a lot less sort of, you know, traumatic for our customers where right now dealing with 2g shifts to LTE shifts and that sort of stuff. And by the way, we’re taking that pain right now as well, that’s a real head moving for us. Because much more expensive Arpels existed in the 2g world. And those are much less than the 4g. While it’s some of our largest customers, their revenue I’m getting from them is actually flat, or even going down a little bit right now, because I need so much more volume in LTE land. But again, the good news is, that’s almost done 2g, 3g, sunsets in the US are almost done, we’ve taken our medicine early, because we’re a US heavy business, the rest of the world still has to take it. And then we expect to get back to something closer to our volume growth, 20% growth as things grow. And then the other interesting trend around our pools, Tim, and this may be really where we’re going as, as use cases start to use much more bandwidth video, right? I mean, think about a simple data map application, when a truck was first being connected as part of a fleet was maybe a five Meg plan. Those then became 10 max plans because we needed ELD, we needed electronic logging on driver time as a compliance and regulatory issue. Then people wanted to do route optimization, other things like that made it maybe 100 month plan. But now we’re talking gigabyte plans and those same trucks, because you have up to four video cameras, for insurance reasons for security reasons and so forth in every truck. I mean, that evolution is happening everywhere, the ATM went from a dumb machine that sometimes didn’t have cash when you walked up to being a connected machine that warns an armored car somewhere to come put cash in it when it’s getting to now being a high bandwidth use case, because they want you to watch a little commercial video for 30 seconds when your passion is coming out. Right. So as these add this will happen, I think across the board bandwidth will go up and so our pools will go up. And interestingly enough, in our conservative projections in the back, we’ve taken 6% decline of our pool into our model, if that just flattens that 6% upside if that starts to go up, I mean, you get the idea. It’s a pretty conservative forecast.

Timothy Horan: Well, and you know, IoT will be helping out the arquus obviously, also, as far as the solutions, the managed services, the analytics.

Romil Bahl: Oh, yeah. Oh, yeah. Yeah. If you think of those as ARPU, I mean, depending on how many services a customer is buying from us, we will grow from being kind of that buck, two bucks per device type sharp to 1020 3040 $50. Right, depending on how many services a customer is buying from us now, so technically are proving your point is absolutely valid.

Timothy Horan: And just a stupid personal question. There was an article two weeks ago about the Amazon fleet drivers and people delivering the goods. They’re putting cameras on and measuring the, you know, how they’re driving quality is going from red lights, everything else, right? Are they storing that on the truck? Are they they want to they want that data in real time?

Romil Bahl: Yeah, no, that’s a great point, right? I mean, look, I mean, it’ll get so expensive to ship all of that data back. And so the the camera and we provide as part of enablement, solutions, video telematics solutions, right? Absolutely, we do. But the better parties of the various partners that we work with, are getting better at edge compute types of things. So, you know, store study, decide what is anomalous, and need needs to be sent back. And there’s still too much coming back. And so you know, you need intelligent software and AI and ml techniques help a lot to look at, across all these anomalous events, to really focus the eye and the management attention on, here’s the three you really need to go look at because there’s really, there’s probably problems that have happened here. In fact, the nation today, do them in real time, or we’ll get out and got a real, real time. It’s happening all the time. I mean, you know, at first what was happening was, like, the customer had 10,000 anomalous events to go check in, in a day, you’re like, I can’t have an army of people. And so now the software is getting more intelligent and our solutions are getting more intelligent. But you know, I was on BBC just recently on the digital planet show with a customer of ours by the name of cabal down in, in in Mexico and as you know, security is a big problem. Any of those countries and one of their drivers was held up at gunpoint kidnapped right put into the car ahead that swerved him off the highway. And obviously the intention was to take that car, probably break it down for parts or whatever these guys do. Well, our video telematics solution caught all of this on camera alerted the cops right away, shut down the car to where they couldn’t drive it off. Right. And the police found and rescued that driver about 45 minutes later. I mean, stuff that would never have happened in the past is now starting to become reality.

Timothy Horan: While just absolutely. Well, if you’re, if you’re going to measure all this video of driving, in real time, we are going to overwhelm the wireless in the person. That’s right.

Romil Bahl: Exactly. That’s where edge compute becomes very important. And as we like to say, you know, as customers engage with us earlier and earlier to deploy your architecture, the way you think about how close to the edge, are you going to compute? Where does your data need to sit? These are all important considerations. And our two decades of experience are very helpful to customers looking to adopt now.

Timothy Horan: I can talk to you for hours and hours, but I do want to hit on so you’re kind of forecasting 25% revenue growth looks like doubling in four years. So I’m doing the math, right. And it just reminded us yet, we’re going to show that financial chart. And there’s the and what’s the EBIT? Da forecasts on margin at that point?

Romil Bahl: Yeah. So the, we’re actually projecting and improving EBITDA margin with some with some leverage from from scale. But also, because we are investing very much in our solutions business, right. So it’s sort of interesting people, some people just assume that Oh, IoT connectivity must be a low margin business. That’s where Rome was trying to do this higher value stuff with solutions. And actually, it’s correct to requires our IoT gotta give any businesses a 60% gross margin business, very healthy business. Our IoT solutions business is actually quite a bit lower than that, about two thirds. And that’s because we’re investing in pre configured solutions. Like the video telematics example, we just talked about, you know, ahead of revenue, and in many cases, so that’ll get healthier, as will the economies of scale be relevant?

Timothy Horan: Your cost of goods sold for the solutions, businesses that include depreciation from the capex, as required, or that people were that that would be so low? Or unless?

Romil Bahl: You’re talking about the cogs?

Timothy Horan: Yeah, I’m talking about the the solutions, the IoT solutions business. Yeah, I’ve seen like that to be a pretty high margin business, unless you’re Are you even thinking that it should be a very high margin business?

Romil Bahl: Yeah, no. So it’s like, well, as I said, it’s actually a lower gross margin business than the than the conductivity. Because a because we put all you know, certainly, if, if so, so for example, if if you were our customer, and you said, Look, I want to be an IoT, I want data as actually a CEO of a, of a diabetes, you know, continuous glucose monitoring company from Silicon Valley, or certain, you know, they got 50 million bucks, they’re building out their solution, they want to be the world’s best p saying, look, All I care about is the data, right? So these devices, you know, yes, we’ve picked them. And we’ve, you know, all of that will be on top of that, but you’re going to get that right. And oh, by the way, I don’t want big cap x, can you turn it into op x for me, please. And so, in many cases, we’re actually putting the cost of the hardware into that, plus other services. And so and, and there is, I mean, as much as we are a 500 person SAS shop, right? There is a little bit of human intervention in that business, as well, as you make sure each product set is state’s kid locked down with MDM, etc. And so those are some of the drivers for why connectivity is actually a higher gross margin Business.

Timothy Horan: Solutions you’re doing watch your capex, your 20 13 million solutions is 168 million in revenue by 2025. All right. So. So the solution is you’re basically saying you’re doing a lot of engineering work, a lot of customizations are for the customer. So I mean, but over time that that gross margin should improve in that business.

Romil Bahl: Oh, absolutely. Absolutely. And these pre configured solutions, right, when we hit the theme of high volume, everybody wants to be in rpm and remote patient monitoring. Everybody’s dealing with the same problem, which is, how do I get the data that telemetry off of a device, whether that’s a weight scale, a thermometer, a blood pressure cuff, or monitor, everybody’s dealing with exactly that problem? presto, we’re investing in a pre configured solution called connected health telemetry. And we’re hoping all these RPM guys will just pick it up and use it. And our library of devices connected to that will grow over time, just like in my location based services analytics area. I’ve got over 400 pre connected devices, depending on what you want to do monitor assets or fleet or whatever, just like that this will grow. And like you said, inherently, the profitability of that of that kind of solution sale will be much more than a highly customized seven by seven, what do you what do you need customer kind of approach?

Timothy Horan: Well, it’s a fascinating, fascinating sector, and I can talk you for hours on this stuff, but I do have one selfish question on it. I don’t know if you know, this IoT productivity company called helium. They just raised over $100 million yesterday.

Romil Bahl: I did I did see a blurb about Elon raising some money. Yes.

Timothy Horan: Have you studied their their IoT network yet? Have you looked at it all?

Romil Bahl: You know, look, I mean, I’ve I mean, they’ve built a lot. I believe they’re unlicensed kind of Laura sharp and back in that sense, I’m not sure that I’m into the details, as much as I’d like to be. But But, you know, like many others have their own their, their their conductivity, first business, right.

Timothy Horan: When? Yeah. Conductivity? Yeah, yeah, they’re basically auffenberg built wireless network. You know, they weren’t, it was kind of amazing, that they just went from, I think they went from like, 30,000 hotspots to 120,000 in like, in a couple months, and you know, they have a million of these on backorder. You know, just like the whole concept of a customer built connectivity network, but they’re definitely not getting into solutions were the platform of the annal.

Romil Bahl: Exactly.

Timothy Horan: But it could be a great, you know, connectivity solution for you.

Romil Bahl: Yeah, we need to, we need to get to know them better as we pride ourselves on our knowledge of the ecosystem, and of bringing the right partners to bear based on what the customer needs. So I think of all of these names in these in these ovals here on this page as partners more than quote, competitors, although you could turn any one of them into a competitor, if, if an RFP was only the uncanny activity? Sure. Every now and then maybe at&t even is competing with us, doesn’t really happen very often. But, you know, you could say that they’re a competitor, but much more importantly, they’re a customer. And we orchestrate across all this, and we make it work. And when customers needed IoT to work, or their consultants are ready to move from PowerPoint to something real, you know, they call it KORE.

Timothy Horan: Well, I mean, as you know, as a platform, you want to go viral, right? backwards to go viral. You want it to be as open as possible, and as many partners that can easily customize and almost self provision as possible. As you know, I’m not telling you something you don’t know.

Romil Bahl: Exactly.

Timothy Horan: One major winner here, like we’ve seen with Twilio. And you know, it looks like you’re going to be it and it looks like it’s going to be you know, phenomenal growth ahead of you. I really appreciate the time ROM and I look forward to working together extensively going forward.

Romil Bahl: Well, thank you so much. Thanks for having us. Appreciate it.

Timothy Horan: Thank you. Thank you. Alright guys, have a great day.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.